January 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	WSFS Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2023

Form 8-K filed October 24, 2024

File No. 001-35638

Dear Mr. Henderson and Ms. Lubit:

Set forth below is the response of WSFS Financial Corporation (the “Company”), to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated December 19, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Current Report on Form 8-K, filed by the Company October 24, 2024 (the “Current Report”) (File No. 001-35638). For your convenience, we have reproduced the text of the Staff’s comments in bold text followed by the Company’s response.

Form 8-K filed October 24, 2024
Exhibit 99.2 3Q 2024 Earnings Release Supplement, page 17

1.	We note your presentation of the Non-GAAP measures Tangible common equity ex-AOCI, Tangible common book value per share ex-AOCI, Tangible common equity ex-AOCI, and Tangible common book value per share ex-AOCI. These exclude the impact of accumulated other comprehensive income / loss (“AOCI”) and represent individually tailored accounting measures given that the adjustments to exclude AOCI have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

The Company’s Response:

The Company respectfully acknowledges the Staff’s comment. In regard to the presented calculation of Tangible Common Equity (“TCE”) ex-AOCI, management is proposing revising its disclosure going forward to provide the Staff and users a better understanding of the information being presented. These revisions are intended to clarify that the Company is not excluding AOCI, but rather including the impact of “effective AOCI,” which we define as a full liquidation of the Company’s entire investment securities portfolio with recognition of the losses through the Company’s total equity. Further, the Company proposed revising its non-GAAP reconciliations, such as those included on pages 17 and 20 of the Earnings Release Supplement included in the Current Report, to better show the components of this calculation and remove any reference to TCE ex-AOCI. Although not requested, we are attaching demonstrative revised disclosure from such Earnings Release Supplement to assist the Staff. We will reflect these changes in future filings.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 17, 2025

The Company respectfully acknowledges the Staff’s comment related to Tangible Book Value (“TBV”) ex-AOCI and will remove the presentation of such non-GAAP information from future filings, as requested. Additionally, as the Company believes the impact of AOCI in relation to TBV is important to investors, the Company has revised its disclosures to separately reflect the per share impact from AOCI. This will allow investors who review the Company’s disclosures to see this frequently requested information while complying with Rule 100(b) of Regulation G.

If you have any questions or comments regarding this response, please call the undersigned at 302-571-6833. Thank you very much for your attention to this matter.

Very truly yours,

/s/ David Burg
David Burg
Executive Vice President,
Chief Financial Officer

cc:	Michael P. Reed, Esq., Covington & Burling LLP

Capital

All capital ratios remain above "well-capitalized"; Corp. TBV continues to grow despite AOCI impact

3Q24 Capital Ratios including Effective AOCI[1] Impact

16%
12%
8%
4%
0%
13.46%
2.78%
10.68%
10.68%
10.27%
14.71%
2.69%
12.02%
10.69%
2.22%
8.47%
Bank CET1
Bank Leverage
Bank TRBC
Corp. TCE²
Effective AOCI
Well-capitalized
Reported

- Effective AOCI represents the impact of a full liquidation of the investment portfolio
- Corp. TCE, when considering Effective AOCI, increases 2.22% to 10.69%

Corp. TBV[2] and AOCI's Impact per Share

$40
$30
$20
$10
$0
-$10
-$20
$28.56
-$8.47
3Q20
1Q21
3Q21
1Q22
3Q22
1Q23
3Q23
1Q24
3Q24
AOCI/share
TBV/share²

- $28.56 Corp. TBV per share includes a negative impact of $8.47 per share related to the reported AOCI valuation impact
- 40% YoY growth in Corp. TBV

[1] Effective AOCI ($568.2mm) includes AFS and unrecognized fair value of HTM; reported AOCI of ($500.9mm)

[2] This is a non-GAAP financial measure and should be considered along with results prepared in accordance with GAAP, and not as a substitute for GAAP results. See Appendix for reconciliation to GAAP financial information

13

Appendix: Non-GAAP Financial Information

WSFS Financial Corporation

Appendix: Non-GAAP Financial Information

WSFS Financial Corporation

(dollars in thousands, except per share data)	September 30, 2024	End of Period June 30, 2024	September 30, 2023
Calculation of tangible common equity ratio:			
Total Assets (GAAP)	$ 20,905,209	$ 20,744,530	$ 20,040,992
Less: Goodwill and other intangible assets	992,163	996,181	1,008,472
Total tangible assets (non-GAAP)	$ 19,913,046	$ 19,748,349	$ 19,032,520
Total stockholders' equity of WSFS (GAAP)	$ 2,678,264	$ 2,489,580	$ 2,242,795
Less: Goodwill and other intangible assets	992,163	996,181	1,008,472
Total tangible common equity (non-GAAP)	$ 1,686,101	$ 1,493,399	$ 1,234,323
Equity to asset ratio (GAAP)	12.81 %	12.00 %	11.19 %
Tangible common equity to tangible assets ratio (non-GAAP)	8.47 %	7.56 %	6.49 %

(dollars in thousands)	September 30, 2024	Three Months Ended June 30, 2024	September 30, 2023
Calculation of tangible common equity to tangible assets ratio (non-GAAP)			
Total tangible assets	$ 19,913,046	$ 19,748,349	$ 19,032,520
Less: Investment securities, AFS & HTM	4,763,424	4,690,767	4,760,412
Total adjusted tangible assets	$ 15,149,622	$ 15,057,582	$ 14,272,108
Total tangible common equity (non-GAAP)	$ 1,686,101	$ 1,493,399	$ 1,234,323
Less: Unrecognized fair value on HTM securities	67,336	109,186	141,192
Total adjusted tangible common equity (non-GAAP)	$ 1,618,765	$ 1,384,213	$ 1,093,131
Tangible common equity to tangible assets ratio (non-GAAP)	8.47 %	7.56 %	6.49 %
Tangible common equity to tangible assets ratio including Effective AOCI (non-GAAP)	10.69 %	9.19 %	7.66 %

(dollars in thousands)	Three Months Ended September 30, 2024
Calculation of effective AOCI:	
Unrealized losses on AFS securities	$ 420,815
Unrealized losses on securities transferred from AFS to HTM	80,081
Unrecognized fair value on HTM securities	67,336
Effective AOCI (non-GAAP)	$ 568,232

Calculation of credit coverage ratio including the estimated remaining credit marks:	
Coverage ratio	1.48 %
Plus: Estimated remaining credit marks on the acquired loan portfolios	0.15
Coverage ratio including the estimated remaining credit marks (non-GAAP)	1.63 %

17

Appendix: Non-GAAP Financial Information

WSFS Financial Corporation

(dollars in thousands, except per share data)	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Calculation of tangible common book value per share:									
Total stockholders' equity of WSFS (GAAP)	**$ 2,678,264**	$ 2,489,580	$ 2,473,481	$ 2,477,636	$ 2,242,795	$ 2,314,659	$ 2,306,362	$ 2,205,113	$ 2,103,593
Less: Goodwill and other intangible assets	**992,163**	996,181	1,000,344	1,004,560	1,008,472	1,004,278	1,008,250	1,012,232	1,016,413
Total tangible common equity (non-GAAP)	**1,686,101**	1,493,399	1,473,137	1,473,076	1,234,323	1,310,381	1,298,112	1,192,881	1,087,180
Shares outstanding (000s)	**59,033**	59,261	60,084	60,538	60,728	61,093	61,387	61,612	61,949
Tangible common book value per share (non-GAAP)	**$ 28.56**	$ 25.20	$ 24.52	$ 24.33	$ 20.33	$ 21.45	$ 21.15	$ 19.36	$ 17.55

(dollars in thousands, except per share data)	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020
Calculation of tangible common book value per share:								
Total stockholders' equity of WSFS (GAAP)	$ 2,315,360	$ 2,520,463	$ 1,939,099	$ 1,908,895	$ 1,884,054	$ 1,770,641	$ 1,791,726	$ 1,863,499
Less: Goodwill and other intangible assets	1,019,857	1,032,189	547,231	549,352	551,951	554,701	557,386	559,806
Total tangible common equity (non-GAAP)	1,295,503	1,488,274	1,391,868	1,359,543	1,332,103	1,215,940	1,234,340	1,303,693
Shares outstanding (000s)	63,587	64,735	47,609	47,548	47,535	47,502	47,756	50,673
Tangible common book value per share (non-GAAP)	$ 20.37	$ 22.99	$ 29.24	$ 28.59	$ 28.02	$ 25.60	$ 25.85	$ 25.73

20